As filed with the Securities and Exchange Commission on November 22, 1996.
                                             Registration No. 333-______________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM S-8



                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933


                             BANK PLUS CORPORATION
--------------------------------------------------------------------------------
            (Exact Name of Registrant as Specified in its Charter)


           DELAWARE                                  95-4571410
--------------------------------------------------------------------------------
 (State or Other Jurisdiction of                  (I.R.S. Employer
 Incorporation or Organization)                  Identification No.)


            4565 Colorado Boulevard, Los Angeles, California 90039
--------------------------------------------------------------------------------
              (Address of Principal Executive Offices, Zip Code)


                            1996 STOCK OPTION PLAN
--------------------------------------------------------------------------------
                           (Full title of the Plan)


                             Godfrey B. Evans Esq.
       Executive Vice President, General Counsel and Corporate Secretary
                             Bank Plus Corporation
                            4565 Colorado Boulevard
                             Los Angeles, CA  90039
--------------------------------------------------------------------------------
                    (Name and Address of Agent for Service)


                                (818) 549-3330
--------------------------------------------------------------------------------
         (Telephone Number, Including Area Code, of Agent for Service)

-------------------------------------------------------------------------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------

                                                           PROPOSED              PROPOSED
                                                           MAXIMUM               MAXIMUM                   AMOUNT OF
TITLE OF SECURITIES TO            AMOUNT TO BE          OFFERING PRICE          AGGREGATE               REGISTRATION FEE
 BE REGISTERED                     REGISTERED             PER SHARE            OFFERING PRICE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock,                   1,296,500                $ 8.35(3)             $10,825,775.00               $3,280.21
$0.01 par value                 shares(1)(2)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock,                     78,500                 $11.38(5)             $   893,330.00               $  270.68
$0.01 par value                 shares (2)(4)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   TOTAL    $3,550.89

(1) Representing shares of the Registrant's Common Stock, $0.01 par value per share (the "Common Stock"), issuable by the Registrant upon exercise of options previously granted in connection with the Registrant's 1996 Stock Option Plan (the "Plan").
(2) This Registration Statement also covers such indeterminable number of additional shares of Common Stock as may become issuable to prevent dilution in the event of stock splits, stock dividends or similar transactions pursuant to the terms of the Plan.
(3) Pursuant to Rule 457(h)(1), represents the exercise price of options previously issued to officers, employees and non-employee directors.
(4) Represents shares of Common Stock to be issued by the Registrant upon exercise of options available for grant under the Plan.
(5) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based upon the prices of the Common Stock on the NASDAQ National Market as reported on November 19, 1996.

                               EXPLANATORY NOTE

     Under cover of this Form S-8 is a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Act (the "Reoffer Prospectus"). The Reoffer Prospectus may be used in connection with resales of securities acquired under the Plan by persons who may be considered affiliates of the Registrant, as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), and by one former employee of the Registrant who previously exercised his option and received restricted shares.

                                    PART I

             INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     The documents containing the information specified in Part I of the instructions to the Registration Statement on Form S-8 will be sent or given to officers, employees and non-employee directors of the Registrant and its subsidiaries selected to participate in the Plan as required by Rule 428(b)(1) promulgated under the Securities Act.

REOFFER PROSPECTUS

                             BANK PLUS CORPORATION
                                 COMMON STOCK
                               ($0.01 PAR VALUE)
                                392,000 SHARES

       This Prospectus relates to 392,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Bank Plus Corporation ("Bank Plus") which have previously been issued or may in the future be issued pursuant to awards granted under Bank Plus' 1996 Stock Option Plan (the "Plan") to, and which may be offered for resale from time to time by, certain directors of Bank Plus named in the table under the heading "Selling Shareholders" (the "Selling Shareholders").

       Bank Plus will not receive any of the proceeds from the sale of the Common Stock offered hereby (hereinafter, the "Securities"). Bank Plus will pay all of the expenses associated with the registration of the Securities and this Prospectus. The Selling Shareholders will pay the other costs, if any, associated with any sale of the Securities.

       Sale of the Securities offered hereby may be made on the NASDAQ National Market System or the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

       See "Risk Factors" for certain considerations relevant to an investment in the Securities.

       The Common Stock is quoted on the NASDAQ National Market System under the symbol "BPLS." On November 19, 1996, the last reported sale price per share of the Common Stock, as quoted on the NASDAQ National Market System, was $11.13.

                      -----------------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

                      -----------------------------------

               The date of this Prospectus is November 22, 1996.

                      -----------------------------------


                             AVAILABLE INFORMATION

       Concurrently herewith, Bank Plus is filing a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), pertaining to the Securities covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C.

       Bank Plus is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by Bank Plus can be inspected and copied at the public reference facilities maintained by the Commission at Room 2014, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center (13th Floor), New York, New York 10048 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

       Bank Plus' Common Stock is quoted on the NASDAQ National Market System under the symbol "BPLS."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents heretofore filed by Bank Plus with the Commission are by this reference incorporated in and made a part of this Prospectus: (i) the Company's (as defined below) Current Report on Form 8-K dated October 21, 1996, including Exhibit 99 thereto, containing Fidelity Federal Bank's Form 10-K for the fiscal year ended December 31, 1995, (ii) the Company's Current Report on Form 8-K dated November 20, 1996, including Exhibit 99 thereto, containing Fidelity Federal Bank's Quarterly Report on Form 10-Q for the period ended March 31, 1996, (iii) the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996; (iv) the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996; (v) the description of Bank Plus' Common Stock contained in Bank Plus' Registration Statement on Form 8-B filed on April 22, 1996; and (vi) all documents filed by Bank Plus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to Bank Plus Corporation, Attention: General Counsel, 4565 Colorado Boulevard, Los Angeles, 90039, telephone number (818) 549-3330.

                                  THE COMPANY

       Bank Plus is a financial services holding company headquartered in Los Angeles, California. Bank Plus' principal operating subsidiaries are Fidelity Federal Bank, A Federal Savings Bank ("Fidelity" or the "Bank"), and Gateway Investment Services, Inc., a National Association of Securities Dealers, Inc. registered broker/dealer ("Gateway"). Bank Plus, Fidelity, Gateway and their respective subsidiaries are referred to in the report on a consolidated basis as the "Company". Bank Plus currently has no significant business or operations other than serving as holding company for Fidelity and Gateway.

       The Company offers a broad range of consumer financial services, including demand and term deposits, and loans to consumers, through 33 full-service branches, all of which are located in Southern California, principally in Los Angeles and Orange counties. At this time, the Company primarily provides residential mortgages and consumer loans, which the Company does not underwrite or fund, by referral to certain established providers of mortgage and consumer loan products with which the Company has negotiated strategic alliances. In addition,

Gateway provides Company customers with uninsured investment products, including a number of mutual funds, annuities and unit investment trusts. The principal executive offices of the Company are located at 4565 Colorado Boulevard, Los Angeles, California 90039, telephone number (818) 241-6215.

       The Company's deposits are highly concentrated in Los Angeles and Orange counties. The 33 branches held average deposit balances of $76.3 million and total balances of approximately $2.5 billion at September 30, 1996. At September 30, 1996, the Company's gross mortgage loan portfolio aggregated approximately $2.8 billion, 62% of which was secured by residential properties containing 5 or more units, 30% of which was secured by single family and multifamily residential properties containing 2 to 4 units and 8% of which was secured by commercial and other property. At that same date, 97% of the Company's loans consisted of adjustable-rate mortgages.

       The Company's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF") to the maximum extent permitted by law. The Company is subject to the examination, supervision and reporting requirements of the Office of Thrift Supervision (the "OTS"), which is the Company's primary federal banking regulator, and is also subject to examination and supervision by the FDIC. As a wholly owned subsidiary of the Company, Gateway is subject to examination and supervision by the OTS and is also subject to regulation as a registered broker/dealer by the Commission.

       In the fourth quarter of 1995, Fidelity completed a plan of recapitalization pursuant to which Fidelity raised approximately $134.4 million in net new equity through the sale of 2,070,000 shares of 12% Noncumulative Exchangeable Perpetual Preferred Stock, Series A and 47,000,000 shares of Fidelity's Class A Common Stock. On February 9, 1996, the Bank's stockholders approved a one-for-four reverse stock split of the issued and outstanding shares of the Bank's Class A Common Stock (the "Reverse Stock Split"). Upon effectiveness of the Reverse Stock Split, each stockholder became the owner of one share of common stock for each four shares of common stock held at the time of the Reverse Stock Split and became entitled to receive cash in lieu of any fractional shares. All per share data and weighted average common shares outstanding have been retroactively adjusted to reflect the Reverse Stock Split. In May 1996, Fidelity completed a holding company reorganization pursuant to which all of the outstanding common stock of Fidelity was converted on a one-for-one basis into all of the outstanding Common Stock of Bank Plus and Bank Plus became the holding company for Fidelity.

                                 RISK FACTORS

       The purchase of the Securities involves a high degree of risk. In determining whether or not to make an investment in the Securities, potential investors are urged to read and carefully consider the matters set forth below, as well as the other information contained herein.

BUSINESS STRATEGY

       The Company's business strategy is to (i) improve the quality of its loan portfolio by reducing the level of problem assets through aggressive management and resolution of excessive levels of problem assets, which includes the Accelerated Asset Resolution Plan, (ii) continue to increase operating efficiency and reduce and maintain lower levels of operating expenses and (iii) be a consumer-focused provider of financial services, integrating its traditional services and products with the sale of investment products by Gateway and by providing consumer credit products through strategic partners.
As a part of such strategy, management continues to explore new opportunities to expand the integrated sales platform, to increase fee income growth, and to build upon the use of technology in delivering financial products and services. The Company is examining the use of various electronic delivery systems, which includes an Internet bank solution, as well as software to enhance customer convenience and the Company's fee income opportunities. In that regard, Bank Plus has an investment of $525,000 in a software development company for which it expects to receive preferred stock of such company. In addition, Bank Plus has loaned $443,908 to that company's principal, primarily secured by a significant block of common stock in the company. The investment is of high risk and speculative in nature. Bank Plus continues to explore the feasibility of acquiring the software development capability of that company.

       The Company has had only limited experience in implementing this strategy, which is largely untested, and there can be no assurance that the foregoing strategy can be successfully implemented or will prove to be profitable. The Company's ability to implement this strategy is subject to a number of significant risks and uncertainties including (i) changes in market conditions which could adversely affect the Company's ability to dispose of or realize expected values from the disposition of assets, (ii) the Company's ability to attract and retain management with the necessary experience to implement this strategy, (iii) changes in regulatory or market conditions which may affect management's ability to control operating expenses, (iv) continued competition from both regulated and non-regulated institutions, many of which have significantly greater resources, market presence and experience than the Company and (v) limited experience in implementing the strategy of providing consumer credit products through strategic partners. In addition, legislation currently pending in Congress provides for a mandatory conversion of savings associations to commercial bank charters by not later than January 1, 1999, with required divestiture by savings associations of activities or investments that are impermissible for commercial banks within 5 years. Certain elements of the Company's business strategy (e.g., the sale of annuities and other insurance products and certain activities that may be conducted through Gateway) could be prohibited or restricted in the event that this legislation were to be adopted. See "--Insurance Premium Assessments and BIF/SAIF Legislation."

COMPETITION

       The Company faces substantial competition for loans and deposits throughout its market areas. The Company competes on a daily basis with commercial banks, other savings institutions, thrift and loans, credit unions, finance companies, retail investment brokerage houses, mortgage banks, money market and mutual funds and other investment alternatives, and other financial intermediaries, many of which have substantially greater resources, experience and capital than the Company. The Company faces competition throughout its market area from local institutions, which have a large presence in the Company's market areas, as well as from out-of-state financial institutions which have offices in the Company's market areas. Many of these other institutions offer services which the Company does not offer, including trust services. Furthermore, banks with a larger capital base and financial firms not subject to the restrictions imposed by banking regulation have larger lending limits and can therefore serve the needs of larger customers.

ACCELERATED ASSET RESOLUTION PLAN

       In November 1995, the Company adopted the Accelerated Asset Resolution Plan, designed to aggressively dispose of, resolve or otherwise manage a pool of multifamily loans and real estate owned ("REO") which generally have lower debt coverage ratios than the remainder of the Company's multifamily loan portfolio and thereby are considered by the Company to have higher risk of future nonperformance or impairment relative to the remainder of the Company's multifamily loan portfolio. As a consequence of the adoption of the Accelerated Asset Resolution Plan, the Company recorded a $45 million loan portfolio restructuring charge in the fourth quarter of 1995, which amount represents the estimated additional losses, net of allocated GVA and specific reserves, anticipated to be realized by the Company as a consequence of executing the Accelerated Asset Resolution Plan.

       The Accelerated Asset Resolution Pool originally consisted of 411 assets with an aggregate gross book value of approximately $213.3 million. As of September 30, 1996, the Accelerated Asset Resolution Pool consisted of 203 assets with an aggregate gross book value of approximately $85.2 million, comprised primarily of accruing and nonaccruing multifamily real estate loans and REO properties. As of September 30, 1996, the Company had resolved assets with an aggregate gross book value of $128.1 million, and charged-off $18.2 million in Accelerated Asset Resolution Pool reserves. There can be no assurance that the $45 million restructuring charge will be sufficient to cover losses actually realized as a consequence of executing the Accelerated Asset Resolution Plan or that additional provisions with respect to the assets included in the Accelerated Asset Resolution Plan will not be required in the future.

       In an effort to maximize recovery on loans included in the accelerated resolution pool, the Accelerated Asset Resolution Plan provides for a range of possible methods of resolution including, but not limited to (i) the bulk sale of loans, (ii) individual loan restructuring, which may include additional extensions of credit or write-off of existing principal, (iii) foreclosure and sale of collateral properties, and (iv) securitization of loans. While resulting in reduced recoveries on certain assets, the Accelerated Asset Resolution Plan is intended to reduce, among other things, levels of problem assets, the related utilization of management resources, and direct and indirect costs of credit administration and problem asset management.

RESTRICTIONS ON GROWTH OF ASSETS

       The Company is addressing issues raised in discussions with the OTS regarding the Company's plan to purchase assets (loans and securities) that may exceed $500 million in 1997. The plan, in general terms, is based upon certain risk adjusted return and liquidity objectives and is designed to increase the Company's securities and loan portfolios to enhance the Company's earnings capabilities. The proposed increase in earning assets may be at a lower interest rate spread than the Company is currently yielding depending on available financing sources. Accordingly, if the plan is implemented, the Company's interest rate spread may decline. There can be no assurances, however, that management will reach an understanding with the OTS necessary to implement the asset growth plan.

RISK OF CONTINUING LOSSES

       Beginning in late 1991, the impact of the economic recession and substantial declines in real estate values in Southern California began to adversely affect collateral values and the ability of certain borrowers to repay their obligations to the Company. This led to high levels of nonperforming assets ("NPAs") and net chargeoffs in 1991, which adversely affected the Company's asset quality and results of operations. The foregoing factors significantly contributed to the decline in earnings experienced by the Company since 1991, resulting in a net loss of $65.9 million ($62.72 per share), a net loss of $128.4 million ($39.08 per share) and a net loss of $69.0 million ($8.84 per share) for the years ended December 31, 1993, 1994, and 1995, respectively. The Company's losses during these periods were primarily due to significant increases in the provision for loan and real estate losses, lower net interest income due primarily to high levels of NPAs, decreased fee income due primarily to shrinkage of the Company's deposit base, and increased operating and other expenses relating to managing the Company's problem asset portfolio and the write-off of certain intangible assets. Moreover, the Company's significant levels of NPAs and other classified assets are anticipated to negatively affect the Company's future profitability. In addition, continued deterioration in the regional economy or real estate markets may in the future result in increased levels of NPAs and other classified assets which, in turn, would adversely affect the Company's financial condition and results of operations.

       Management of the Company is continuing its efforts to improve the quality of the Company's assets, reduce costs and expenses, and achieve profitability. No assurances can be given, however, that management will be successful in reducing the Company's level of NPAs and other classified assets and costs and expenses or that the Company will be profitable in the future. The ability of the Company to reverse the downward earnings trend and to become profitable in the future is largely dependent on its ability to continue to reduce the level of its NPAs and other classified assets, maintain the adequacy of its loan loss reserve, reduce its operating expenses and successfully implement its strategic plan.

HIGH LEVELS OF NONPERFORMING ASSETS AND OTHER ASSETS WITH INCREASED RISK

       Due to significant decreases in rental rates and property values, loans originated during the years 1987 through 1991 (which included the peak years of Southern California real estate values in recent periods) are characterized by generally higher loan to value ratios and lower debt coverage ratios. The levels of the Company's NPAs between 1989 and 1994 increased as economic conditions worsened which contributed to substantial declines in real estate values. Subsequent to the Bank's recapitalization and restructuring in 1994 (the "1994 Recapitalization and Restructuring"), the levels of NPAs decreased substantially and remained at such lower levels during 1995. As of September 30, 1996, 61.9% of the outstanding gross loan portfolio was originated between 1987 and 1991. Of the loan and REO chargeoffs for the nine months ended September 30, 1996, 80.5% were associated with loans originated in such period. High levels of NPAs were exacerbated as a result of the Company's concentration of loans secured by multifamily properties in geographic areas that suffered particularly significant declines in rental rates and real estate values and the impact of the Northridge earthquake.

       At September 30, 1996, NPAs were $61.7 million, or 1.86% of total assets, and were comprised of $36.5 million in nonaccruing loans and $25.2 million in REO, compared with total NPAs of $71.4 million at December 31, 1995, comprised of $51.9 million in nonaccruing loans and $19.5 million in REO. At September 30, 1996, the Company also had performing classified loans of $248.8 million and assets categorized as special mention of $172.6 million compared with performing classified loans of $147.6 million and assets categorized as special mention of $336.0 million at December 31, 1995.

       Levels of NPAs may remain at current levels or may increase in the future as problem loans are worked out and in some instances properties are taken into REO. The real estate market in Southern California and the overall economy in the areas where the Company operates are likely to continue to have a significant effect on the quality of the Company's assets in the future.

ADEQUACY OF ALLOWANCE FOR LOAN AND REAL ESTATE LOSSES

       The substantial provisions for loan losses since 1991 have been necessitated by high levels of NPAs and other problem assets and chargeoffs experienced with respect to such assets. The Company made provisions for loan and real estate losses during the first nine months of 1996 and in fiscal years 1995 and 1994 of $13.7 million, $73.1 million and $74.3 million, respectively. The Company establishes general valuation allowances ("GVAs") which provide for the inherent risk in the loan and real estate portfolios which has yet to be specifically identified, as well as valuation allowances for estimated losses on specific loans and real estate classified in whole or in part as "loss" ("specific reserves" or "specific loss reserves"). In 1994, the OTS adopted the term "allowance for loan and lease losses" ("ALLL") in lieu of GVA for an institution's loan and real estate portfolio reserves (excluding specific reserves). The Company continues to use the term GVA consistent with its previous reporting practice. The Company's total allowance for estimated loan and real estate losses consists of the sum of the GVA and all specific loss reserves. At September 30, 1996, the total allowance for loan and real estate losses was $65.8 million or 2.30% of total gross loans and real estate. The Company's ratios of GVA to loans and REO and GVA to NPAs were 1.08% and 48.30% at September 30, 1996, 1.70% and 69.47% at December 31, 1995 and 1.51% and 58.89% at December 31, 1994,
respectively.

       The establishment of the GVA is highly subjective and involves numerous estimates and assumptions. The Company's credit administration department reviews the quality of the Company's assets on an ongoing basis, in order to establish adequate specific reserves and GVA. The Company utilizes several analytical tools and models in addition to management judgment in determining the adequacy of its GVA. The Company calculates a range of loss by applying these analyses and then applies judgment and knowledge of particular credits, economic and classified asset trends, the interest rate environment, industry experience and other relevant factors to estimate the appropriate levels of GVA. Additions to the allowances, in the form of provisions, are reflected in results of operations in the period of adjustment.

       As explained above, the amount of the Company's GVA represents management's estimate of the amount of loan losses likely to be incurred by the Company, based upon various assumptions as to future interest rate environments, economic trends and other conditions. As such, the GVA does not represent the amount of such losses that could be incurred under adverse conditions that management does not consider to be the most likely to arise. In addition, management's classification of assets and evaluation of the adequacy of the GVA is an ongoing process. Consequently, there can be no assurance that material additions to the Company's GVA will not be necessary in the future, thereby adversely affecting earnings and the Company's ability to maintain and build capital. While management believes that the current allowance is adequate to absorb the known and inherent risks in the loan portfolio, no assurances can be given that the allowance is adequate or that economic conditions which may adversely affect the Company's market area, adverse regulatory action or other circumstances will not result in future loan losses, which may not be covered completely by the current allowance or may require an increased provision which could have an adverse effect on the Company's financial condition and results of operations. Significant additional loan and real estate loss provisions would negatively impact the Company's future results of operations and levels of regulatory capital.

ECONOMIC CONDITIONS IN THE COMPANY'S MARKET AREA

       The performance of the Company's multifamily and commercial loan portfolios has been adversely affected by Southern California economic conditions. These portfolios are particularly susceptible to the potential for further declines in the Southern California economy, such as increasing vacancy rates, declining rents, increasing interest rates, declining debt coverage ratios, and declining market values for multifamily and commercial properties. In addition, the possibility that investors may abandon properties or seek bankruptcy protection with respect to properties experiencing negative cash flow, particularly where such properties are not cross-collaterlized by other performing assets, can also adversely affect the multifamily loan portfolio.

       California has been hit particularly hard by adverse economic conditions and southern California has experienced the brunt of the economic downturn in the state. Though the Southern California economy continues to be characterized by higher unemployment than the national and state averages and real estate values that, in some cases, continue to decline, there are economic indicators that imply that the recovery is beginning to improve. There can be no assurances that these improved economic indicators will have material impact on the Bank's portfolio in the near future as many factors key to recovery may be impacted adversely by the Federal Reserve Board's interest rate policy as well as other factors. Consequently, rents and real estate values may not stabilize, which may affect future delinquency and foreclosure levels and may adversely impact the Company's asset quality, earning performance and capital levels.

DEPENDENCE ON REAL ESTATE AND HIGH CONCENTRATION OF MULTIFAMILY RESIDENTIAL
LOANS

       At September 30, 1996, substantially all of the Company's loan portfolio was secured by real estate and the Company had $25.2 million of REO. In light of the economic recession in Southern California and the impact it has had and may have on the Southern California real estate market, the Company's real estate dependence and high concentration of multifamily loans on properties of 5 or more units (approximately 62% of the Company's mortgage loan portfolio) increases the risk of loss in the Company's loan portfolio.

       Prior to the 1994 Restructuring and Recapitalization, the Company experienced high delinquency rates in its multifamily portfolio of 5 or more units reflecting, among other things, (i) high vacancy rates, (ii) low apartment rental rates, (iii) a greater willingness of investors to abandon such properties or seek bankruptcy protection, particularly where such properties are experiencing negative cash flow and the loans are not cross collateralized by other performing properties and (iv) the substantial decreases in the market value of multifamily properties experienced in recent periods (resulting, in many cases, in appraised values less than the outstanding loan balances).

       Multifamily lending on properties of 5 or more units typically involves larger loans to a single obligor and is generally viewed as exposing the lender to a greater risk of loss than single family and multifamily (2 to 4 units) lending. The liquidation value of multifamily properties may be adversely affected by risks generally incident to interests in real property, which include: changes or continued weakness in general or local economic conditions and/or specific industry segments, declines in real estate values, declines in rental, room or occupancy rates, increases in interest rates, real estate and personal property tax rates and other operating expenses (including energy costs), the availability of refinancing, changes in governmental rules, regulations and fiscal policies, including rent control ordinances and environmental legislation, and other factors beyond the control of the borrower or the lender.

LIQUIDITY

       Bank Plus has limited cash reserves and no material potential cash producing operations or assets other than its investments in Fidelity and in Gateway. Both Gateway's and Fidelity's ability to pay dividends may be restricted by certain regulatory capital rules. The ability of Fidelity to make dividends to Bank Plus is further restricted by Fidelity's obligations to pay dividends on its preferred stock.

       Additionally, as part of its compensation agreement with Richard M. Greenwood, the Company's President and Chief Executive Officer, Bank Plus made a loan in the amount of $265,000 to Mr. Greenwood in July 1996 to refinance an existing loan made by Fidelity's former holding company, Citadel Holding Corporation. The loan is interest free and is payable upon demand, with default interest accruing after demand at the federal discount rate then in effect plus four percent.

INSURANCE PREMIUM ASSESSMENTS AND BIF/SAIF LEGISLATION

       The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") directed the Federal Deposit Insurance Corporation ("FDIC") to establish a risk-based system for setting deposit insurance premium assessments. The FDIC has implemented such a system, under which an institution's insurance assessments will vary depending on the level of capital the institution holds and the degree to which it is the subject of supervisory concern to the FDIC.

       Legislation was enacted on September 30, 1996, to address the disparity in bank and thrift deposit insurance premiums. The legislation will, among other things, impose a requirement on all Savings Association Insurance Fund ("SAIF") member institutions to fully recapitalize the SAIF by paying a one-time special assessment of approximately 65.7 basis points on all assessable deposits as of March 31, 1995.

       This one-time special assessment of 65.7 basis points resulted in the Bank recording $18.0 million in additional SAIF premiums. As of September 30, 1996, after giving effect to the deduction of a 65.7 basis point assessment, the Bank's core and risk-based capital ratios are 6.25% and 11.70%, respectively, and the Bank has remained well-capitalized under the Prompt Corrective Action ("PCA") regulations.

CAPITAL REQUIREMENTS

       The minimum capital requirements applicable to savings associations, such as the Company, were significantly increased by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). Under FIRREA, as implemented to date by the OTS, thrifts are required to maintain ratios of tangible capital to adjusted total assets (as defined in the regulations) of at least 1.5%, core capital to adjusted total assets (as defined in the regulations) of at least 3% and total capital to risk-weighted assets (as defined in the regulations) of at least 8%.

       The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, required the OTS and other bank regulatory agencies to implement PCA Regulations that increased the mandatory sanctions imposed on institutions deemed to be undercapitalized. The PCA Regulations are based on a set of capital ratios established by the OTS, which are similar to the FIRREA capital requirements but, in certain cases, higher. Under the PCA Regulations, an institution is adequately capitalized (and, therefore, not undercapitalized) if (1) its ratio of core capital to adjusted total assets (as defined in the regulations) is at least 4%, (2) its ratio of core capital to risk-weighted assets (as defined in the regulations) is at least 4% and (3) its ratio of total capital to risk-weighted assets (as defined in the regulations) is at least 8%. An institution is treated as well capitalized if its core capital to adjusted total assets ratio is at least 5%, its core capital to risk-weighted assets ratio is at least 6%, and its total capital to risk-weighted assets is at least 10% and no OTS order or directive requiring higher capital ratios is then in effect.

       The OTS also has the authority to establish, for individual thrifts, an individual minimum capital requirement ("IMCR") in excess of the standard requirement upon a determination by the OTS that such an IMCR is necessary or appropriate in light of such thrift's particular circumstances. For example, the OTS may determine that an IMCR is appropriate if, among other things, the OTS believes that an institution (i) has a high degree of exposure to interest rate risk or credit risk, (ii) may be adversely affected by the operation or condition of its holding company, (iii) has a portfolio reflecting weak credit quality or a significant likelihood of financial loss or (iv) has inadequate underwriting standards or procedures. If the OTS determines that an IMCR should be imposed on an institution, the institution has an opportunity to submit a response to the OTS, but may have no opportunity for judicial review of an IMCR. If an institution fails to meet either the standard minimum capital requirements or any IMCR that may be imposed on it, it will become subject to a number of regulatory sanctions. Although the Company is not currently subject to an IMCR, these can be no assurance that the Company will not be subject to an IMCR in the future.

       The Company's failure to meet its regulatory capital requirements would provide grounds for one or more of the following actions, depending on the severity of the violation: a requirement that the Company file a capital restoration plan, a requirement that the Company take additional actions to comply with the capital restoration plan, the issuance of a cease and desist order, the issuance of a capital directive, the imposition of civil money penalties on the Company and certain affiliated parties, the imposition of such operating restrictions as the OTS deems appropriate at the time, such other actions by the OTS as it may be authorized or required to take under applicable statutes and regulations and, under certain circumstances, the appointment of a conservator or receiver for the Company.

FLUCTUATIONS IN INTEREST RATES

       Prevailing economic conditions, particularly changes in market interest rates, as well as governmental policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect interest rates and a savings institution's net interest income. The results of operations of the Company depend to a large extent on net interest income, which is the difference between interest the Company receives from its loans, securities and other interest-earning assets and the interest expense the Company pays on its deposits and other interest-bearing liabilities. The Company is subject to risk from fluctuations in interest rates to the extent its interest-bearing liabilities mature or reprice at different times or on a different basis than its interest-earning assets. Generally speaking, maturing liabilities, such as deposits, may be replaced only with new liabilities paying interest rates prevailing at the time of maturity, which may possibly be higher than the rates applicable to the liabilities they replaced. Similarly, rates paid on liabilities which reprice or adjust are adjusted based on interest rates prevailing at the time of the repricing or adjustment. One method the Company uses to measure its exposure to interest rate fluctuations is by calculating its one-year Gap, which is the ratio of (i) the difference between interest-sensitive assets and those liabilities that mature or reprice within 12 months to (ii) total assets. Analysis of the Gap provides only a static view of the Company's interest rate sensitivity at a specific point in time. The actual impact of interest rate movements on the Company's net interest income may differ from that implied by any Gap measurement. At September 30, 1996, the Company had a negative one-year Gap of 3.85% compared to a positive one-year Gap of 7.06% at December 31, 1995. A negative one-year Gap exists when interest-bearing liabilities exceed interest-earning assets. With a negative one-year Gap, the Company would anticipate a declining net interest margin over the near term in a rising rate environment. Conversely, in a falling interest rate environment, net interest margin will be positively affected.

       At September 30, 1996, approximately 92.6% of the Company's total loan portfolio consisted of loans which mature or reprice in accordance with the Federal Home Loan Bank Eleventh District Cost of Funds Index within one year, compared with approximately 91.9% at December 31, 1995 and approximately 91.5% at December 31, 1994. Until early 1994, the Company benefited from the fact that decreases in the interest rates accruing on the Company's ARM loans lagged the decreases in interest rates accruing on its deposits. During the rising interest rate environment experienced through the end of 1994 and into the first half of 1995, however, the Company's net interest margin was reduced. If interest rates were to increase again, the Company's net interest income may suffer further as a result.

SIGNIFICANT REGULATION

       The financial institutions industry is subject to significant regulation, which has materially affected the financial institutions industry in the past and will likely do so in the future. Such regulations, which affect the Company on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations is also subject to change by the authorities who examine the Company and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect the Company.

LEGAL PROCEEDINGS

       The Bank was named as a defendant in a lawsuit alleging violations of federal securities laws in connection with the offering of common stock by the Bank in 1994 as part of the Bank's 1994 Restructuring and Recapitalization. The suit was filed by Harbor Finance Partners in an alleged class action complaint in the United States District Court for the Central District of California-- Central Division on July 28, 1995 and originally named as defendants the Bank, Citadel Holding Corporation, Richard M. Greenwood (the Bank's chief executive officer and Citadel's former chief executive officer), J.P. Morgan Securities, Inc., and Deloitte & Touche. The suit alleged that false or misleading information was provided by the defendants in connection with the Bank's 1994 restructuring and recapitalization and stock offering and that the defendants knew and failed to disclose negative information concerning the Bank. A motion to dismiss the original complaint was filed by the Bank, and was granted without opposition. The amended complaint did not include J.P. Morgan Securities, Inc. and Deloitte & Touche as defendants and contained some factual and legal contentions which were different from those set forth originally. On May 21, 1996, the court granted the Bank's motion to dismiss the first amended complaint, but granted leave to amend. Following the filing of a second amended complaint, the Bank filed a motion to dismiss. At a hearing on July 22, 1996, the court ruled that the case should be dismissed with prejudice and a formal order to that effect was submitted to the court for execution. Harbor lodged certain objections to the proposed order, including objections that the state law claims in the second amended complaint should not be dismissed with prejudice. The court's Order of Dismissal was entered on August 5, 1996 and provided that all claims asserted in the second amended complaint under federal law were dismissed with prejudice and those under state law were dismissed without prejudice to their renewal in state court pursuant to 28 U.S.C. (S)1367(b)(3). Harbor has filed a Notice of Appeal to the Order of Dismissal and on August 30, 1996 filed an alleged class action complaint in state court containing allegations similar to those raised in the federal court action as well as claims for unfair business practices.

       Both the original complaint filed by Harbor and the amended complaints raised certain issues previously pleaded in a wrongful termination and defamation action brought by William Strocco against the Bank and Citadel, which was filed in Los Angeles County Superior Court on March 9, 1995, although the nature and use of the same varies in the three pleadings. Plaintiff in the Strocco case is a former manager of the Bank's REO department who alleged, among other things, that his employment was terminated in violation of public policy and was a result of breaches of his implied employment contract and the implied covenant of good faith and fair dealing based on the notion that he objected to various aspects of the Bank's 1994 Restructuring and Recapitalization, including the selling of REO properties in bulk sales, as not in the best interests of the Bank, and that he asserted that the same were not fully disclosed to potential investors and to the OTS. Mr. Strocco also seeks damages for defamation and interference with contractual relationship. In July 1996, the Los Angeles Superior Court granted Citadel's motion for summary judgment to dismiss it as a defendant in the Strocco litigation. The Bank's motion for summary adjudication of issues was denied. The Strocco complaint seeks damages, including punitive damages, in an unspecified amount. The Bank believes that Mr. Strocco's claims are meritless and plans to vigorously contest them.

       In addition, the Bank is a defendant in several individual and purported class actions brought by several borrowers which raise similar claims with respect to the manner in which the Bank serviced certain adjustable rate mortgages which were originated during the period 1983 through 1988. The actions have been filed between July 1, 1992 and February 1995. In one case the Bank won a summary judgment in Federal District Court. The judgment was appealed.
On July 25, 1996, the Ninth Circuit Court of Appeals filed its opinion which affirmed in part, reversed in part, and remanded back to the Federal District Court for further hearing. In three Los Angeles Superior Court cases, judgment in favor of the Bank was recently entered. Two other cases are pending in the Los Angeles Superior Court. The plaintiffs' principal claim is that the Bank selected an inappropriate review date to consult the index upon which the rate adjustment is based that was one or two months earlier than what was required under the terms of the notes. In a declining interest rate environment, the lag effect of an earlier review period defers the benefit to the borrower of such decline, and the reverse would be true in a rising interest rate environment. The Bank strongly disputes these contentions and is vigorously defending these suits. The legal responsibility and financial exposure of these claims presently cannot be reasonably ascertained and, accordingly, there is a risk that the final outcome of one or more of these claims could result in the payment of monetary damages which could be material in relation to the financial condition or results of operations of the Bank. At this point, the Bank does not believe the likelihood of such a result is probable and has not established any specific litigation reserves with respect to such lawsuits.

       In the normal course of business, the Company and certain of its subsidiaries have a number of other lawsuits and claims pending. An adverse outcome with respect to the foregoing claims could have a material adverse effect on the Company's financial condition, results of operations and the Bank's regulatory capital. The Company's management and its counsel believe that none of the lawsuits or claims pending will have a materially adverse impact on the financial condition or business of the Company.

ENVIRONMENTAL RISK

       Under various federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous substances on, under or in such property. In addition, any person or entity who arranges for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of hazardous substances at the disposal or treatment facility. Such laws and regulations often impose liability regardless of fault and liability has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. Pursuant to these laws and regulations, under certain circumstances, a lender may become liable for the environmental liabilities in connection with its borrowers' properties, if, among other things, it either forecloses or participates in the management of its borrowers' operations or hazardous substance handling or disposal practices. Although the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") and certain state counterparts provide exemptions for secured lenders, the scope of such exemptions is limited and a rule issued by the Environmental Protection Agency clarifying such exemption under CERCLA has recently been held invalid. In addition, CERCLA and certain state counterparts impose a statutory lien, which may be prior to the Company's interest securing a loan, for certain costs incurred in connection with removal or remediation of hazardous substances. Others laws and regulations may also require the removal or remediation of hazardous substances located on a property before such property may be sold or transferred.

       It is the Company's current policy to identify and review certain environmental issues pertaining to its borrowers and the properties securing the loans of its borrowers prior to making any loan and foreclosing on property. If such review revealed any environmental issues, a Phase I environmental audit (which generally involves a physical inspection without any sampling) and under certain circumstances, a Phase II environmental audit (which generally involves sampling) may be conducted by an independent environmental consultant. It is also the Company's current policy with respect to loans secured by residential property with five or more units to automatically conduct a Phase I environmental audit prior to foreclosing on such property. Under certain circumstances, the Company may decide not to foreclose on a property. There can be no assurances that such review, Phase I environmental audits or Phase II environmental audits have identified or will identify all potential environmental liabilities that may exist with respect to a foreclosed property or a property securing any loan or that historical, current or future uses of such property or surrounding properties will not result in the imposition of environmental liability on the Company.

       The Company is aware that certain of its current or former properties on which it has foreclosed and properties securing loans contain contamination or hazardous substances, including asbestos and lead paint. Under certain circumstances, the Company may be required to remove or remediate such contamination or hazardous substances. Although the Company is not aware of any environmental liability relating to these properties that it believes would have a material adverse effect on its business or results of operations, there can be no assurances that the costs of any required removal or remediation would not be material or substantially exceed the value of affected properties or the loans secured by the properties or that the Company's ability to sell any foreclosed property would not be adversely affected.

REGULATORY LIMITATIONS ON OWNERSHIP

       With certain limited exceptions, federal regulations prohibit a person or company from directly or indirectly acquiring more than 10% of any class of voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of a savings and loan holding company, such as the Company, without prior notice to and, in most cases, the approval of the OTS. Violations of the federal change of control regulations can result in severe sanctions, including, among other things, civil money penalties. Investors are urged to consult legal counsel experienced in savings institution matters if, as a result of the purchase of Securities, in combination with other transactions, they will, either alone or with others with whom they are, or may be deemed to be, acting in concert (as that term is defined in the applicable regulations), acquire more than 10% of all outstanding shares of the Company's Common Stock or obtain the ability to control in any manner the election of a majority of the Company's directors or otherwise to direct the management or policies of the Company. In addition, any person who acquires voting securities of the Company having a value of $15 million or more, or constituting 15% or more of the outstanding voting securities of the Company, whichever is less, may, subject to certain available exceptions for purchasers with an investment intent, be required to observe the notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 before acquiring such voting securities. Prospective investors should consult legal counsel if, upon the consummation of the purchase of the Securities, they would own, either alone or with others with whom they are, or may be deemed to be, acting in concert (as that term is defined in the applicable law and regulations), 10% or more of the shares or $15 million or more in value of voting securities of the Company.

RISK OF OWNERSHIP AND OPERATION OF REAL PROPERTY

       The ownership and operation of real property is subject to certain inherent risks. These risks include, without limitation, the inability or failure to insure for all losses, including losses that are uninsurable or are not insurable economically (such as earthquake risk); existing or future changes in zoning and other land use regulations; enforcement and compliance with regulatory requirements, such as the Americans with Disabilities Act and the Fair Housing Amendments Act of 1988; environmental liability, as described above; liability of landowners for defective or dangerous conditions, including, without limitation, strict liability of landlords of residential real property in certain circumstances; as well as fluctuations in market conditions affecting the value of the real property, including, without limitation, competition for tenants and changes in market rental rates.

                             SELLING SHAREHOLDERS

       The table below sets forth, as of the date of this Prospectus or a subsequent date if amended or supplemented, (a) the name of each Selling Shareholder and his or her relationship to the Company during the last three years; (b) the number of shares of Common Stock each Selling Shareholder owned beneficially as of the date of this Prospectus (assuming that all options to acquire shares are exercisable within 60 days, although options actually vest over four years), (c) the number of Securities offered pursuant to this Prospectus by each Selling Shareholder; and (d) the amount and the percentage of Common Stock that will be owned by each Selling Shareholder after completion of this offering. Additionally, an unnamed, non-affiliate who holds less than the lesser of 1,000 shares or one-percent of the shares issuable under the Plan may use this Prospectus for reoffers and resales of shares of Common Stock acquired under the Plan. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of the Company.


                                                                                                         Shares to be Beneficially
                                                             Shares of Common                             Owned upon Completion of
                                   Relationship to          Stock Beneficially         Shares                  Offering (1)(3)
                                 Company During Last       Owned as of November        Offered         -----------------------------
 Selling Shareholder                Three Years                20, 1996 (1)           Hereby (2)         Number             Percent
---------------------           ---------------------     ----------------------   -----------------   -----------------------------
Richard M. Greenwood            President and CEO               312,500                 300,000              12,500           *
Norman Barker, Jr.              Chairman of the Board            24,250                  23,000               1,250           *
Waldo H. Burnside               Director                         23,625                  23,000                 625           *
George Gibbs, Jr.               Director                         23,625                  23,000                 625           *
Lilly V. Lee                    Director                         24,250                  23,000               1,250           *

* Less than one percent.
(1) Assumes that all options to acquire shares are exercisable within 60 days, although options actually vest over four years.
(2) Includes all shares of Common Stock issuable to the Selling Shareholder upon exercise of outstanding options granted under the Plan.
(3) Assumes that all options are exercised and all shares offered hereby are sold, that no additional shares will be acquired and that no shares other than those offered hereby will be sold.

                                USE OF PROCEEDS

       The Company will not receive any of the proceeds from the sale of the Securities offered hereby.

                             PLAN OF DISTRIBUTION

       Sale of the Securities offered hereby may be made on the NASDAQ National Market System or the over-the-counter market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Securities may be sold in (a) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) transactions in which a broker or dealer acts as principal and resells the securities for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to sale.
Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any discounts and commissions received by them and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

       There is no assurance that any of the Selling Shareholders will offer for sale or sell any or all of the Securities covered by this Prospectus.

                            VALIDITY OF SECURITIES

       The validity of the Securities offered hereby will be passed upon for the Company by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

       The consolidated financial statements of Fidelity incorporated by reference in Fidelity's Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon included and incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS

       The certificate of incorporation of the Company limits the liability of directors for breach of their fiduciary duty as directors to the maximum extent permitted by the Delaware General Corporation Law (the "DGCL"). The DGCL authorized corporations to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages in connection with the breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitation authorized by the DGCL, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy such duty of care. Although the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's certificate of incorporation limits the liability of directors to the Company or its stockholders to the fullest extent permitted by the DGCL as in effect from time to time. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under certain other laws such as the federal securities laws or state or federal environmental laws.

       The bylaws of the Company provide that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by the DGCL. The Company believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of the indemnified parties.

       The Company has entered into indemnification agreements with its directors and officers which provide for broad indemnification, except where the "reviewing party" has determined that the indemnitee would not be entitled to be indemnified under applicable law. The "reviewing party" is defined as the majority vote of the directors of the Company not subject to the particular claim or, if none, independent legal counsel selected by the indemnitee and approved by the Company. No payments may be made under these indemnification agreements in connection with claims made against a director or officer for which payment is made under an insurance policy or for which such person is otherwise indemnified.

       Under an insurance policy currently maintained by the Company, the directors and officers of the Company are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which may be imposed as a result of such claims, actions, suits or proceedings which may be brought against them by reason of being or having been such directors or officers.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

       NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.
         ---------------------------------------

          The following documents filed with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

(1) The Registrant's Current Report on Form 8-K dated October 21, 1996, including Exhibit 99 thereto, containing Fidelity Federal Bank's Form 10-K for the fiscal year ended December 31, 1995;

(2) The Registrant's Current Report on Form 8-K dated November 20, 1996, including Exhibit 99 thereto, containing Fidelity Federal Bank's Quarterly Report on Form 10-Q for the period ended March 31, 1996;

(3) The Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1996;

(4) The Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1996; and

(5) The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-B filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on April 22, 1996.

          All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or that deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be a part hereof from the date of filing of such documents.

ITEM 4.   DESCRIPTION OF SECURITIES.
          -------------------------

          Not applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.
          --------------------------------------

          Not applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          -----------------------------------------

          The certificate of incorporation of the Registrant limits the liability of directors for breach of their fiduciary duty as directors to the maximum extent permitted by the Delaware General Corporation Law (the "DGCL"). The DGCL authorizes corporations to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages in connection with the breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitation authorized by the DGCL, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy such duty of care. Although the DGCL does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Registrant's certificate of incorporation limits the liability of directors to the Registrant or its stockholders to the fullest extent permitted by the DGCL as in effect from time to time. Specifically, directors of the Registrant will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under certain other laws such as the federal securities laws or state or federal environmental laws.

          The bylaws of the Registrant provide that the Registrant shall indemnify its officers, directors and employees to the fullest extent permitted by the DGCL. The Registrant believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of the indemnified parties.

          The Registrant has entered into indemnification agreements with its directors and officers which provide for broad indemnification, except where the "reviewing party" has determined that the indemnitee would not be entitled to be indemnified under applicable law. The "reviewing party" is defined as the majority vote of the directors of Registrant not subject to the particular claim or, if none, independent legal counsel selected by the indemnitee and approved by the Registrant. No payments may be made under these indemnification agreements in connection with claims made against a director or officer for which payment is made under an insurance policy or for which such person is otherwise indemnified.

          Under an insurance policy currently maintained by the Registrant, the directors and officers of the Registrant are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which may be imposed as a result of such claims, actions, suits or proceedings which may be brought against them by reason of being or having been such directors or officers.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.
          -----------------------------------

          The Reoffer Prospectus includes 500 shares issued by the Registrant to a former employee upon exercise of his stock options. These shares were issued in reliance on Section 4(2) and Rule 152 under the Securities Act.

ITEM 8.   EXHIBITS
          --------

          4.1  Bank Plus Corporation 1996 Stock Option Plan

          4.2 Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Form 8-B filed by the Registrant on April 22, 1996 (the "Form 8-B"))

          4.3  Bylaws of the Registrant (incorporated by reference to Exhibit
               3.2 of the Form 8-B)

          4.4 Form of Indenture relating to senior notes of Fidelity Federal Bank (incorporated by reference to Exhibit 4.2 of the Form 8-B)

          5.1  Opinion of Sullivan & Cromwell

          23.1  Consent of Deloitte & Touche LLP

          23.2  Consent of Sullivan & Cromwell (included in Exhibit 5.1)

          25  Power of Attorney (included on page 26 of this Registration
               Statement)

ITEM 9.   UNDERTAKINGS.
          ------------

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 7th day of November, 1996.

                                 BANK PLUS CORPORATION


                                 By: /S/ RICHARD M. GREENWOOD
                                     --------------------------------
                                            Richard M. Greenwood
                                         Vice Chairman of the Board,
                                    President and Chief Executive Officer

                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Godfrey B. Evans as his true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                Title                     Date
---------------------------   ----------------------------   ----------------

/S/ NORMAN BARKER, JR.        Chairman of the Board          November 7, 1996
---------------------------
Norman Barker, Jr.


/S/ RICHARD M. GREENWOOD      Vice Chairman, President and   November 7, 1996
---------------------------   Chief Executive Officer
Richard M. Greenwood

/S/ WALDO H. BURNSIDE         Director                       November 7, 1996
---------------------------
Waldo H. Burnside


/S/ GEORGE GIBBS, JR.         Director                       November 7, 1996
---------------------------
George Gibbs, Jr.


/S/ LILLY V. LEE              Director                       November 7, 1996
---------------------------
Lilly V. Lee


/S/ GORDON V. SMITH           Director                       November 7, 1996
---------------------------
Gordon V. Smith

                                 EXHIBIT INDEX

 Exhibit
 Number           Description
 -------          -----------

  4.1             Bank Plus Corporation 1996 Stock Option Plan

  4.2             Certificate of Incorporation of the Registrant
                  (incorporated by reference to Exhibit 3.1 of the Form 8-B filed by the Registrant on April 22,
                  1996 (the "Form 8-B"))

  4.3 Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the form 8-B)

  4.4 Form of Indenture relating to senior notes of Fidelity Federal Bank (incorporated by reference to Exhibit 4.2 of the Form 8-B)

  5.1             Opinion of Sullivan & Cromwell

 23.1             Consent of Deloitte & Touche LLP

 24.2             Consent of Sullivan & Cromwell (included in
                  Exhibit 5.1)

   25 Power of Attorney (included on page 26 of this Registration Statement)
